1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐            No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date October 30, 2009	By	/S/ ZHANG BAOCAI
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE RESOLUTIONS PASSED AT

THE 2009 FIRST EXTRAORDINARY GENERAL MEETING

The 2009 First Extraordinary General Meeting of the Company was held on 30 October 2009. All the resolutions set out in the notice of EGM dated 11 September 2009 and the second notice of EGM dated 30 September 2009 were duly passed at the EGM.

The 2009 First Extraordinary General Meeting (the “EGM”) was convened on 30 October 2009 by Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) and all the resolutions set out in the notice of the EGM dated 11 September 2009 and the second notice of EGM dated 30 September 2009 (collectively, the “EGM Notice”) were duly passed at the EGM. The convening of the EGM and voting at the EGM were proceeded in compliance with the PRC Company Law and the relevant laws and regulations and the requirements of the articles of association of the Company.

I. CONVENING AND ATTENDANCE OF THE MEETING

(1) Convening of the EGM

1. Time: 9:00a.m. on 30 October 2009

2. Venue: Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC

3. Method: on site voting and network voting

4. Convened by: the board of directors of the Company (the “Board”)

5. Chairman: Mr. Wang Xin, chairman of the Board

(2) Attendance of the EGM

There were 6 shareholders in attendance either in person or by proxy at the EGM, represented 3,527,804,339 shares of the Company carrying voting rights or 71.727% of the total issued share capital of the Company which was in compliance with the relevant legal requirements. Among which, 2,600,000,000 were domestic tradable shares subject to trading moratorium, 738,125 were domestic tradable shares not subject to trading moratorium and 927,066,214 were H shares.

There were 5 shareholders attended in person or by proxy on site, represented 3,527,211,614 shares of the Company or 71.715% of the total issued share capital of the company.

There was 1 shareholder participated in the network voting, represented 592,725 shares of the Company or 0.012% of the total issued share capital of the Company.

The number of shares entitling the holders to attend and vote for or against all the resolutions at the EGM totalled 4,918,400,000 shares. There are no shares of the Company entitling the holder to attend and vote only against any of the resolutions at the EGM.

II. RESOLUTIONS CONSIDERED AND PASSED

The following resolutions were considered and passed through voting by way of registered poll at the EGM. Please refer to the EGM Notice for details of the resolutions.

As special resolutions:

1. Approved the resolution relating to the acquisition of 100% equity interest in Felix Resources Limited

i. Approved the acquisition of 100% equity interest in Felix Resources Limited by the Company by way of a scheme of arrangement through Austar Coal Mine Pty Limited, a wholly-owned subsidiary of Yancoal Australia Pty Limited (“Yancoal Australia”), a wholly-owned subsidiary of the Company (the “Transaction”) and relevant arrangement in relation to the Transaction; and

ii. all resolutions passed at the EGM shall be valid for a period of 12 months from the date of passing.

2. Approved the resolution relating to the Material Asset Restructuring Report of the Company

Approved the Material Asset Restructuring Report of the Company containing, inter alia, the following matters in relation to the Transaction, namely (1) the method of acquisition, the subject matter of and the counterparty to the Transaction; (2) the consideration; (3) the method or basis for determining the consideration; (4) the contractual obligations and the liabilities for breach of contract in respect of the transfer of title relating to the shares to be acquired; and (5) the conditions precedent and the effective date of the Transaction.

3. Approved the resolution relating to the financing arrangement in respect of the acquisition of the equity interests in Felix Resources Limited

i. Approved the financing arrangement in respect of the satisfaction of the consideration for the Transaction in the amount of AUD3,333 million (equivalent to approximately RMB18,951 million) to be satisfied by way of bank loans to be provided by overseas syndicate banks led by Bank of China, Sydney Branch in AUD- or USD-equivalent to the amount of RMB 20 billion to Yancoal Australia; the provision of guarantee by Yanzhou Coal to the syndicates’ agency bank, i.e. Bank of China, Shandong Branch; the provision of guarantees by domestic branches of the syndicate banks to their respective overseas branches; and the provision of the counter-guarantee by the controlling shareholder of the Company, Yankuang Group Corporation Limited, to the Company.

ii. Approved all agreements, contracts and other financing documents signed or to be signed by the Company and/or Yancoal Australia with each relevant party in relation to the financing of the Transaction.

4. Approved the granting of the relevant authorisation to the Board

Approved the granting of an authorisation to the Board and Mr. Wu Yuxiang and Mr. Zhang Baocai, being the directors of the Company to unconditionally and generally take any action and further actions on behalf of the Company as they consider necessary, appropriate, desirable or expedient in connection with the Transaction in accordance with the requirements of relevant regulatory authorities and the requirements of the Transaction itself, including, without limitation, executing and delivering any and all agreements, documents and instruments, if any, to execute and/or perform all necessary and ancillary actions with respect to the Transaction and to perfect the Transaction, making any amendments, revisions, supplements or waivers of any matters in relation to, or in connection with or incidental to, the Transaction which they consider are in the interest of the Company, provided that such amendments, revisions, supplements or waivers shall not result in a material change to the terms of the Transaction; and any or all past actions by the Board which they may deem or have deemed in their sole discretion to be necessary with respect to any of the matters contemplated by this resolution be and are hereby authorised, approved, if necessary, ratified and confirmed.

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company’s H share registrar, Hong Kong Registrars Limited has appointed Beijing King and Wood, PRC lawyers, as scrutineer for the purpose of vote-taking at the EGM.

III. PRESENCE OF LAWYER

The Company has appointed Beijing King & Wood, PRC lawyers, to witness the relevant matters at the EGM. King & Wood, PRC lawyers, accepted the appointment and authorized Tang Lizi and Yang Guangshui to attend the EGM. King & Wood, PRC lawyers issued a legal opinion stating that certain matters such as convening and the procedures for holding and polling of the EGM were in compliance with the relevant requirements of the laws, regulations, normative documents and the articles of association of the Company; the qualification of the attendance and the convener of the EGM; the procedures and results of the EGM were valid and effective; and the resolutions passed at the EGM were valid and effective.

Appendix: Results of votes in relation to the resolutions passed at the 2009 First EGM of Yanzhou Coal Mining Company Limited.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

30 October 2009

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

Yanzhou Coal Mining Company Limited

Results of votes in relation to the resolutions passed at the 2009 First EGM

			No. of shares carrying voting rights	For			Against			Abstain
No.	Resolution			No. of votes		Percentage (%)	No. of votes		Percentage (%)	No. of votes		Percentage (%)
1	Resolution relating to the acquisition of 100% equity interest in Felix Resources Limited	(1) Approved the acquisition by way of a scheme of arrangement through Austar Coal Mine Pty Limited, a wholly-owned subsidiary of the Company.	3,527,790,009	Total:	3,512,110,929	99.5556%	Total:	15,679,080	0.4444%	Total:	0	0%
				Domestic tradable shares subject to trading moratorium	2,600,000,000	73.7005%	Domestic tradable shares subject to trading moratorium	0	0.0000%	Domestic tradable shares subject to trading moratorium	0	0%
				Domestic tradable shares not subject to trading moratorium	738,125	0.0209%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
				H Shares:	911,372,804	25.8341%	H Shares:	15,679,080	0.4444%	H Shares:	—	—
		(2) all resolutions passed at the EGM shall be valid for a period of 12 months from the date of passing.	3,527,775,409	Total:	3,512,055,989	99.5544%	Total:	15,719,420	0.4456%	Total:	0	0%
				Domestic tradable shares subject to trading moratorium	2,600,000,000	73.7008%	Domestic tradable shares subject to trading moratorium	0	0.0000%	Domestic tradable shares subject to trading moratorium	0	0%
				Domestic tradable shares not subject to trading moratorium	738,125	0.0209%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
				H Shares:	911,317,864	25.8326%	H Shares:	15,719,420	0.4456%	H Shares:	—	—
2	Resolution relating to the Material Asset Restructuring Report of the Company		3,527,758,709	Total:	3,512,040,579	99.5544%	Total:	15,718,130	0.4456%	Total:	0	0%
				Domestic tradable shares subject to trading moratorium	2,600,000,000	73.7012%	Domestic tradable shares subject to trading moratorium	0	0.0000%	Domestic tradable shares subject to trading moratorium	0	0%
				Domestic tradable shares not subject to trading moratorium	738,125	0.0209%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
				H Shares:	911,302,454	25.8323%	H Shares:	15,718,130	0.4456%	H Shares:	—	—
3	Resolution relating to the financing arrangement in respect of the acquisition of the equity interests in Felix Resources Limited		3,527,796,909	Total:	3,512,064,319	99.5540%	Total:	15,732,590	0.4460%	Total:	0	0%
				Domestic tradable shares subject to trading moratorium	2,600,000,000	73.7004%	Domestic tradable shares subject to trading moratorium	0	0.0000%	Domestic tradable shares subject to trading moratorium	0	0%
				Domestic tradable shares not subject to trading moratorium	738,125	0.0209%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
				H Shares:	911,326,194	25.8327%	H Shares:	15,732,590	0.4460%	H Shares:	—	—
4	Resolution relating to the granting of the relevant authorisation to the Board		3,527,804,339	Total:	3,511,535,679	99.5388%	Total:	16,268,660	0.4612%	Total:	0	0%
				Domestic tradable shares subject to trading moratorium	2,600,000,000	73.7002%	Domestic tradable shares subject to trading moratorium	0	0.0000%	Domestic tradable shares subject to trading moratorium	0	0%
				Domestic tradable shares not subject to trading moratorium	738,125	0.0209%	Domestic tradable shares not subject to trading moratorium	0	0.0000%	Domestic tradable shares not subject to trading moratorium	0	0%
				H Shares:	910,797,554	25.8177%	H Shares:	16,268,660	0.4612%	H Shares:	—	—

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310